Exhibit 99.1

Enlivex Management to Host Webinar to Discuss Capital Strategy, Rain Protocol Treasury Strategy, and Recent Clinical Milestones

Webinar to cover the rationale and value creation potential of the recently announced private placement, an update on Rain protocol milestones, and recent clinical progress for Allocetra™, including its new RMAT designation from the FDA

Nes-Ziona, Israel, July 29, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), a quality longevity company powered by a prediction markets treasury, today announced that its management team will host a live webinar on Thursday, July 30, 2026, at 10:00 AM Eastern Time to provide investors with additional detail on the Company’s recently announced private placement (the “Transaction”), the status and strategy of its RAIN treasury, and recent clinical progress for Allocetra™.

Webinar Agenda

Company management will provide an update across three areas:

●	Private Placement & Treasury Strategy: the rationale for the Transaction, the Company’s intended use of proceeds, and how the Transaction fits within the Company’s long-term treasury strategy built around the Rain protocol

●	Rain Protocol Update: current status of the Company’s treasury portfolio and a review of recent milestones and the growth roadmap provided by the Rain Foundation

●	Clinical Update – Allocetra™: progress of the ongoing Phase 2b trial in age-related knee osteoarthritis, and the recently granted Regenerative Medicine Advanced Therapy (RMAT) designation from the U.S. Food and Drug Administration (FDA) for Allocetra™ in the treatment of symptomatic knee osteoarthritis in patients aged 64 and older

Webinar Details

Date/Time: Thursday, July 30, 2026, at 10:00 AM Eastern Time

Registration: https://www.redchip.com/webinar/ENLV/82414254076

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

ABOUT ENLIVEX

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits and timing of the completion of the proposed Transaction and related transactions and the intended use of proceeds from the Transaction; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results, including with respect to the RMAT-designated Allocetra™ program; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, Allocetra™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Transaction and the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; the risk that RMAT designation does not guarantee a faster development timeline, FDA approval, or that all anticipated benefits of the designation will be realized; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Ltd.

shachar@enlivex.com